UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34501

JUNIPER NETWORKS, INC.
(Exact name of registrant as specified in its charter)

1133 Innovation Way
Sunnyvale, California 94089
(408) 745-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.00001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On July 2, 2025, pursuant to that Agreement and Plan of Merger, dated as of January 9, 2024, by and among Juniper Networks, Inc., a Delaware corporation (the “Company”), Hewlett Packard Enterprise Company, a Delaware corporation (“Parent”), and Jasmine Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, each share of common stock, par value $0.00001 per share, of the Company outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $40.00 per share in cash, without interest and subject to applicable withholding taxes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Juniper Networks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 14, 2025

Juniper Networks, Inc.

	By:	/s/ Jonathan Sturz
	Name:	Jonathan Sturz
	Title:	Secretary